Severn Bancorp, Inc.

July 27, 2011

VIA Edgar and email
Mr. Amit Pande
Mr. Ben Phippen
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington DC, 20549

Re:       Severn Bancorp, Inc. (“Bancorp”)
Your letter dated June 23, 2011 regarding:

Form 10-K for the fiscal year ended December 31, 2010

Form 10-Q for fiscal quarter ended March 31, 2011

File No. 000-49731

Dear Mr. Pande and Mr. Phippen:

Enclosed is our response to your letter dated June 23, 2011 regarding Bancorp's Form 10-K for the year ended December 31, 2010, and Bancorp’s Form 10-Q for the fiscal quarter ended March 31, 2011.

Each point of your letter is addressed individually below.

Form 10-K for the fiscal year ended December 31, 2010

Financial Statements

Notes to Consolidated Financial Statements

Note 1 F - Summary of Significant Accounting Policies - Loans, page F-8

1.
We note your disclosure that the Bank generally obtains personal guarantees of repayment from borrowers and/or others for construction, commercial and multifamily residential loans. Please tell us, and consider revising your future filings to disclose, whether you have noticed an increase in any loan categories such as commercial loans or any other applicable loans, such as construction loans, that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, please provide us with the following information and consider enhancing your disclosure in future filings accordingly:

Bancorp has experienced an increase in the number of extension requests for commercial real estate and construction loans, some of which have related repayment guarantees. An extension may be granted to allow for the completion of the project, marketing or sales of completed units, or to provide for permanent financing, and is based on a re-underwriting of the loan and management's assessment of the borrower's ability to perform according to the agreed-upon terms. Typically, at the time of an extension, borrowers are performing in accordance with contractual loan terms. Extension terms generally do not exceed 12 to 18 months and typically require that the borrower provide additional economic support in the form of partial repayment, additional collateral or guarantees. In cases where the fair value of the collateral or the financial resources of the borrower are deemed insufficient to repay the loan, reliance may be placed on the support of a guarantee, if applicable. However, such guarantees are not relied on when evaluating a loan for impairment and never considered the sole source of repayment.

200 Westgate Circle, Suite 200     ●   Annapolis, Maryland  21401    ●   410.841.2000     ●  www.severnbank.com

•	The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

Please refer to management’s response above.

•	To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

Loan modifications result in TDR classification if the borrower is experiencing financial difficulty and has been afforded a concession by Bancorp that it would not otherwise consider. Modifications of commercial loans (which includes commercial real estate and construction loans) involving maturity extensions are evaluated according to Bancorp's normal underwriting standards and are classified as TDRs if Bancorp does not receive a current market interest rate commensurate with current underwriting for a new loan with similar risk. Generally, in commercial loan modifications involving maturity extensions, the related borrowers are typically performing in accordance with contractual loan terms at the time of the extension.

•
In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

Bancorp evaluates the financial condition of guarantors based on the most current financial information available. Most often, such information takes the form of (i) personal financial statements of net worth, cash flow statements and tax returns (for individual guarantors) and (ii) financial and operating statements, tax returns and financial projections (for legal entity guarantors). Bancorp’s evaluation is primarily focused on various key financial metrics, including net worth, leverage ratios, and liquidity. It is Bancorp's policy to update such information annually, or more frequently as warranted, over the life of the loan.

•	How you evaluate the guarantor's reputation and willingness to work with you and how this translates into your determination of the ultimate provision or charge-off recorded;

Bancorp evaluates the guarantor’s reputation and willingness to cooperate as part of the overall assessment of the financial condition of the borrower.

•
How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision-making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee;

While Bancorp does not specifically track the frequency with which it has pursued guarantor performance under a guarantee, our underwriting process, both at origination and upon extension, as applicable, includes an assessment of the guarantor's reputation, creditworthiness and willingness to perform. Historically, when Bancorp has found it necessary to seek performance under a guarantee, it has been able to effectively mitigate its losses. As stated above, our ability to seek performance under a guarantee is directly related to the guarantor's reputation, creditworthiness and willingness to perform. When a loan becomes impaired, repayment is sought from both the underlying collateral and the guarantor (as applicable). In the event that the guarantor is unwilling or unable to perform, a legal remedy is pursued.

•	Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees; and

Generally, Bancorp's impaired loans represent classified commercial loans that have been placed on non-accrual status. Individually impaired loans are measured based upon observable market prices or appraised values. If the recorded investment in a loan exceeds the amount measured as described in the preceding sentence, a specific allowance for loan losses would be established as a component of the overall allowance for loan losses. It would be rare for Bancorp to identify a loan that meets the criteria stated above and requires a specific allowance or a charge-off and not deem it impaired solely as a result of the existence of a guarantee.

•
When the impaired loan is carried at a value that is in excess of the appraised value due to the guarantee from the borrower, address in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

As stated above, Bancorp does not carry a loan at a value in excess of the appraised value due to the guarantee from the borrower.

Bancorp will consider adding this disclosure to future filings.

Form 10-Q for the quarterly period ended March 31, 2011

Financial Statements

Notes to Consolidated Financial Statements

Note 10 - Loans Receivable, page 11

2.
We note that your approximately 17% of your loan portfolio consisted of construction, land acquisition and development loans at March 31, 2011. Given the relatively high level of credit risk typically associated with these types of lending products, please tell us and consider revising future filings to disclose the following information to the extent that you have a significant amount of construction loans with interest reserves:

•     Your policy for recognizing interest income on these loans;

Interest is accrued monthly on all loans deemed performing as agreed, and not more than 90 days in arrears.  Accrued interest on loans deemed non-performing, or more than 90 days delinquent is reversed, and such loans are placed on non-accrual status.

•	How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest;

Construction loans are funded, at the request of the borrower, typically not more than once per month, based on the extent of work completed, and are monitored, throughout the life of the project, by independent professional construction inspectors and Bancorp's commercial real estate lending department. Interest is advanced to the borrower, upon request, based upon the progress of the project toward completion. The amount of interest advanced is added to the total outstanding principal under the loan commitment. Should the project not progress as scheduled, the adequacy of the interest reserve necessary to carry the project through to completion is subject to close monitoring by management. Should the interest reserve be deemed to be inadequate, the borrower is required to fund the deficiency. Similarly, once a loan is fully funded, the borrower is required to fund all interest payments.

•	Whether you have extended, renewed or restructured terms of the related loans and the reasons for the changes;

Construction loans are reviewed for extensions upon expiration of the loan term. Provided the loan is performing in accordance with contractual terms, extensions may be granted to allow for the completion of the project, marketing or sales of completed units, or to provide for permanent financing. Extension terms generally do not exceed 12 to 18 months.

•	Your underwriting process for these loans and any specific differences as compared to loans without interest reserves;

In general, Bancorp's construction loans are used to finance improvements to commercial, industrial or residential property. Repayment is typically derived from the sale of the property as a whole, the sale of smaller individual units, or by a take-out from a permanent mortgage. The term of the construction period generally does not exceed two years. Loan commitments are based on established construction budgets which represent an estimate of total costs to complete the proposed project including both hard (direct) costs (building materials, labor, etc.) and soft (indirect) costs (legal and architectural fees, etc.). In addition, project costs may include an appropriate level of interest reserve to carry the project through to completion. If established, such interest reserves are determined based on (i) a percentage of the committed loan amount, (ii) the loan term, and (iii) the applicable interest rate. Regardless of whether a loan contains an interest reserve, the total project cost statement serves as the basis for underwriting and determining which items will be funded by the loan and which items will be funded through borrower equity.

•	Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming; and

Bancorp has not advanced additional interest reserves to keep a loan from becoming nonperforming.

•
Separately quantify the amount of interest reserves recognized as interest income during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing.

Bancorp recognized $212,000 and $1,620,000 of interest income and capitalized interest in its loan portfolio from interest reserves during the three months ended March 31, 2011 and the year ended December 31, 2010, respectively.  None of the loans where interest reserves were recorded as capitalized interest were non-performing.

Bancorp will consider adding this disclosure to future filings.

3.
We note your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining that further disaggregation of your portfolio segments was not necessary. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

The loan portfolio segments and loan classes disclosed per ASU 2010-20 are the same because this is the level of detail management uses when the original loan is recorded and is the level of detail used by management to assess and monitor the risk and performance of the portfolio. Management has determined that this level of detail is adequate to understand and manage the inherent risks within each portfolio segment and loan class.  Bancorp will disclose this in future filings.

4.
We note your disclosure on page 12 that the general reserve is based on historical loss experience adjusted for qualitative factors. Please tell us, and revise future filings to disclose, how many years of charge-offs you use in your analysis of your historical loss experience. Identify any changes to these look-back periods that were implemented during the periods presented on your Consolidated Statements of Operations and, if material, the impact of any refinements in your methodology on your allowance for loan losses.

Management uses the historical loss experience for the preceding three fiscal years and the twelve months ended one month prior to the reporting date when calculating the general reserve.  This historical loss data is weighted heavier to more recent periods.  There have been no changes to these look-back periods during the periods presented in the Consolidated Statements of Operations.  Bancorp will add this disclosure in future filings.

5
Please provide us with, and revise future filings to describe, the risk characteristics of each loan portfolio segment. Refer to 310-10-50-11B(a)(2) for guidance. Please note that such disclosures are required as of each balance sheet date, including quarterly periods.

The inherent credit risks within the portfolio varies depending upon the loan type as follows:

Residential mortgage loans are secured by one to four dwelling units. The loans have limited risk as they are secured by first mortgages on the unit, which are generally the primary residence of the borrower, at a loan to value ratio of 80% or less.

Construction, land acquisition and development loans are underwritten based upon a financial analysis of the developers and property owners and construction cost estimates, in addition to independent appraisal valuations. These loans will rely on the value associated with the project upon completion. These cost and valuation estimates may be inaccurate. Construction loans generally involve the disbursement of substantial funds over a short period of time with repayment substantially dependent upon the success of the completed project rather than the ability of the borrower or guarantor to repay principal and interest. If the Bank is forced to foreclose on a project prior to or at completion, due to a default, there can be no assurance that the Bank will be able to recover all of the unpaid balance of the loan as well as related foreclosure and holding costs.  In addition, the Bank may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time. Sources of repayment of these loans typically are permanent financing expected to be obtained upon completion or sales of developed property. These loans are closely monitored by onsite inspections and are considered to be of a higher risk than other real estate loans due to their ultimate repayment being sensitive to general economic conditions, availability of long-term financing, interest rate sensitivity, and governmental regulation of real property.

Land loans are underwritten based upon the independent appraisal valuations as well as the estimated value associated with the land upon completion of development. These cost and valuation estimates may be inaccurate. These loans are considered to be of a higher risk than other real estate loans due to their ultimate repayment being sensitive to general economic conditions, availability of long-term financing, interest rate sensitivity, and governmental regulation of real property.

Commercial real estate loans are subject to the underwriting standards and processes similar to commercial and industrial loans, in addition to those underwriting standards for real estate loans. These loans are viewed primarily as cash flow dependent and secondarily as loans secured by real-estate. Repayment of these loans is generally dependent upon the successful operation of the property securing the loan or the principal business conducted on the property securing the loan. Commercial real estate loans may be adversely affected by conditions in the real estate markets or the economy in general. Management monitors and evaluates commercial real estate loans based on collateral and risk-rating criteria. The Company also utilizes third-party experts to provide environmental and market valuations. The nature of commercial real estate loans makes them more difficult to monitor and evaluate.

Commercial non-real estate loans are underwritten after evaluating historical and projected profitability and cash flow to determine the borrower's ability to repay their obligation as agreed. Commercial and industrial loans are made primarily based on the identified cash flow of the borrower and secondarily on the underlying collateral supporting the loan facility. Accordingly, the repayment of a commercial and industrial loan depends primarily on the creditworthiness of the borrower (and any guarantors), while liquidation of collateral is a secondary and often insufficient source of repayment.

Home equity loans are subject to the underwriting standards and processes similar to residential mortgages and are secured by one to four dwelling units. Home equity loans have greater risk than residential mortgages as a result of Bancorp being in a second lien position in the event collateral is liquidated.

Line of credit loans are subject to the underwriting standards and processes similar to commercial non-real estate loans, in addition to those underwriting standards for real estate loans. These loans are viewed primarily as cash flow dependent and secondarily as loans secured by real-estate and/or other assets. Repayment of these loans is generally dependent upon the successful operation of the property securing the loan or the principal business conducted on the property securing the loan. Line of credit loans may be adversely affected by conditions in the real estate markets or the economy in general. Management monitors and evaluates line of credit loans based on collateral and risk-rating criteria.

Consumer loans consist of loans to individuals through the Bank's retail network and are typically unsecured or secured by personal property. Consumer loans have a greater credit risk than residential loans because of the difference in the underlying collateral, if any. The application of various federal and state bankruptcy and insolvency laws may limit the amount that can be recovered on such loans.

Bancorp will add this disclosure to future filings.

6.
Please provide us with, and revise future filings to discuss in detail, your charge-off policies by loan segment. Specifically explain how you determine that the uncollectibility of a loan balance is confirmed. Also:

•	Disclose whether you charge-off a loan after the loan is a certain number of days delinquent;

•	Disclose whether you charge-off a portion of nonperforming and impaired loans and whether you have revised these policies during 2009 or 2010;

•	Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve; and

•	Quantify the amount of nonperforming and impaired loans at each period end for which you have recorded partial charge-offs and quantify the amount of the partial charge-offs recorded for each period.

With respect to all loan segments, management does not charge off a loan, or a portion of a loan, until one of the following conditions have been met:

•
The loan has been foreclosed on.  Once the loan has been transferred from the Loans Receivable to Foreclosed Real Estate, a charge off is recorded for the difference between the recorded amount of the loan and the net value of the underlying collateral.

•
An agreement to accept less than the face value of the loan has been made with the borrower.  Once an agreement has been finalized, and any proceeds from the borrower are received, a charge off is recorded for the difference between the recorded amount of the loan and the net value of the underlying collateral.

Prior to either of the above conditions, a loan is assessed for impairment when: (i) a loan becomes 90 days or more in arrears or (ii) based on current information and events, it is probable that the borrower will be unable to pay all amounts due according to the contractual terms of the loan agreement.  If, based on management’s assessment of  the underlying collateral of the loan,  it is determined that a reserve is needed, a specific reserve is recorded.  That reserve is included in the Allowance for Loan Losses in the Consolidated Statement of Financial Condition.

Bancorp will add this disclosure to future filings.

7.
We note from your disclosure on page 16 that the total recorded investment in your impaired loans was the same as their total unpaid principal balance at both March 31, 2011 and December 31, 2010. This disclosure appears to indicate that you have not recorded any charge-offs on these impaired loans. Please tell us whether this is true and if so the reasons to support your conclusion. In preparing your response, please link your discussion to your response to our preceding comment above, which addresses your charge-off policies.

Management has not charged off any portion of the impaired loans disclosed as of March 31, 2011 or December 31, 2010, because Management does not charge off a loan, or a portion of a loan until either a loan has been foreclosed on or an agreement to accept less than the face value of the loan has been made with the borrower.  See response to prior comment.

8.
Please tell us, and revise future filings to disclose, the amount of any purchases, sales or reclassifications of your financing receivables to held for sale. Refer to ASC 310-10-50-11B(e) and (f) for guidance.

Bancorp has not purchased, sold or reclassified any loans to held for sale during the periods discussed. Only loans originated specifically for sale are recorded as held for sale.

Bancorp will add this disclosure to future filings.

9.
We note your disclosure on page F-8 of the December 31, 2010 Form 10-K that the accrual of interest on loans is discontinued at the time the loan is 90 days past due based on the contractual terms of the loan and that loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Please confirm that you will include similar disclosure in future annual and quarterly  filings as this information is required to be disclosed as of each balance sheet date. Also, please tell us, and revise your disclosure in future filings to include, your policy for recording payments received on non-accrual financing receivables in accordance with ASC 310-10-50-6(b). In the event your non-accrual loans policy is consistently applied across all classes of financing receivables, please revise future filing disclosure accordingly.

Bancorp will disclose its policy on the discontinuance of the accrual of interest as outlined above in future annual and quarterly filings.

Bancorp’s  policy for recording payments received on non-accrual financing receivables is to record the payment towards principal and interest on a cash basis until such time as the loan is returned to accrual status. Bancorp will disclose this policy in future annual and quarterly filings.

10.	We note your disclosure on page 13 that a loan is considered impaired if it meets either of the following two criteria:

      •    Loans that are 90 days or more in arrears (nonaccrual loans); or

•	Loans where, based on current information and events, it is probable that a borrower will be unable to pay all amounts due according to the contractual terms of the loan agreement.

Please tell us, and revise future filings to discuss, the factors you consider in determining that you will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Refer to ASC 310-10-50-15(e).

Bancorp determines the likelihood that a borrower will pay all amounts due according to the contractual terms of the loan agreement by assessing various factors, including: (i) personal financial statements of net worth, cash flow statements and tax returns (for individual borrowers) and (ii) financial and operating statements, tax returns and financial projections (for legal entity borrowers). Bancorp’s evaluation is primarily focused on various key financial metrics, including net worth, leverage ratios, and liquidity.

11.	Please tell us, and revise future filings to disclose, your policy for recognizing interest income and how cash receipts are recorded on impaired loans. Refer to ASC 310-10-50-15(b) for guidance.

Bancorp continues to accrue interest on impaired loans that are not in non-accrual status.  These loans are less than 90 days in arrears, but are deemed impaired because it is probable, based on current information and events, that the borrower will be unable to pay all amounts due according to the contractual terms of the loan agreement.  Cash receipts for these impaired loans are applied to the principal and interest due.

Interest on impaired loans that are in non-accrual status is accounted for on a cash basis until qualifying for return to accrual basis.

Bancorp will add this disclosure to future filings.

12.
Please tell us, and revise future filings to disclose for each period for which results of operations are presented, the amount of interest income recognized using a cash-basis method of accounting during the time period that the loans were impaired. Refer to ASC 310-10-50-15(c)(3) for guidance.

Bancorp recognized $256,000 and $2,599,000 of interest income on impaired loans  using a cash-basis method of accounting for the three months ended March 31, 2011 and the year ended December 31, 2010, respectively.

Bancorp will add this disclosure to future filings.

13.
Please tell us, and revise future filings to disclose, the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

Bancorp did not record any interest income attributable to the change in present value attributable to the passage of time.  Bancorp deems its loans to be collateral based, and therefore, assesses impairment based on the net value of the underlying collateral.

Bancorp will add the above disclosure to its future filings and, if it records any interest income attributable to the change in present value attributable to passage of time, will also disclose such amount.

14.
We note your disclosure on pages 15 and 20 that you had $58.2 million and $58.7 million of troubled debt restructurings (TDRs) at March 31, 2011 and December 31, 2010, respectively. We also note other related disclosure on page 20. Please address the following:

•	Tell us, and disclose in future filings, the amount of TDRs that were on accrual and nonaccrual status. If you accrue interest on TDRs, please:

o	disclose the key factors you consider at the time a loan is restructured to determine whether the loan should accrue interest;

o	specifically discuss how you consider any missed payments under the original loan terms or new revised loan terms in your accrual determination;

•
Tell us whether there was any loan modification not accounted for as a TDR, and if so, tell us and revise future filings to disclose, the amounts of loan modifications not classified as TDRs and the underlying reasons to support your classification.

•
Tell us in detail, and disclose in future filings, how you determined that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower's financial condition and prospects for repayment under the revised terms.

•
Provide us with, and disclose in future filings, a description of the type of collateral securing these modified loans and whether you obtained an appraisal of the collateral at the time you modified the loan and any special circumstances surrounding the loan. If you did not obtain an appraisal, please tell us in detail, and disclose in future filings, how you measured impairment.

•
Revise future filings to include a discussion and quantification of the concessions made on TDRs (e.g., reduction in interest rate, payment extensions, forgiveness of principal, etc) as well as the success rates with these different types of concessions.

•	Tell us, and disclose in future filings, the amount of all TDRs that you have charged-off and the amount of any allowance for loan loss allocated to the loans.

Bancorp considers a modification of a loan term a TDR if Bancorp for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the debtor that it would not otherwise consider.  Prior to entering into a loan modification, Bancorp assesses the borrower’s financial condition to determine if the borrower has the means to meet the terms of the modification.  This includes obtaining a credit report on the borrower as well as the borrower’s tax returns and financial statements.  In addition, the collateral securing the TDR, which is always real estate,  is evaluated for impairment based on either an appraisal or broker price opinion.  If the borrower performs under the terms of the modification, and the ultimate collectability of all amounts contractually due under the modified terms is not in doubt, the loan is returned to accrual status.  There are no loans that have been modified due to the financial difficulties of the borrower that are not considered a TDR.

Interest on TDRs was accounted for under the following methods as of March 31, 2011 and December 31, 2010:

TDR Interest Accrual Basis

	March 31,	December 31,
	2011	2010

Non-accrual Basis	$34,384	$31,235
Accrual Basis	23,859	27,494
	58,243	58,729

Management does not charge off a TDR, or a portion of a TDR, until one of the following conditions have been met:

•
The loan has been foreclosed on.  Once the loan has been transferred from the Loans Receivable to Foreclosed Real Estate, a charge off is recorded for the difference between the recorded amount of the loan and the net value of the underlying collateral.

•
An agreement to accept less than the face value of the loan has been made with the borrower.  Once an agreement has been finalized, and any proceeds from the borrower are received, a charge off is recorded for the difference between the recorded amount of the loan and the net value of the underlying collateral.

Prior to either of the above conditions, a loan is assessed for impairment when a loan becomes a TDR.  If, based on management’s assessment of  the underlying collateral of the loan,  it is determined that a reserve is needed, a specific reserve is recorded.  That reserve is included in the Allowance for Loan Losses in the Consolidated Statement of Financial Condition.

The total TDRs charged off and related allocated allowance for loan losses as of March 31, 2011 and December 31, 2011 are as follows:

TDR Charged-off and Related Allowance for Loan Losses

	March 31,	December 31,
	2011	2010

Charge offs	$-	$-
Allowance for Loan Losses - Specific	6,925	6,054
	6,925	6,054

Bancorp will add this disclosure to future filings.

Part 11. Signature page

15.	Please amend the signature page to identify either the Principal Accounting Officer or the Controller, as required by General Instruction D(2)(a) of Form 10-K.

Mr. Bevivino is Bancorp’s principal accounting officer and will be identified as such on the signature page in future filings.

In connection with responding to the above comments, the Bancorp acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 410.260.2025.

Sincerely,

          /s/ Thomas G. Bevivino

Thomas G. Bevivino

Executive Vice President and Chief Financial Officer